RAIT Financial Trust
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

As of August 7, 2008

Mr. Plamen M. Mitrikov

Via electronic mail and address specified in personnel file

Re:	Reimbursement of Certain Expenses Relating to

Employment Outside of the United States

Dear Plamen:

The purpose of this letter agreement is to memorialize our mutual understanding relating to RAIT Financial Trust’s (“RAIT”) obligations with respect to your employment in the United Kingdom.

Specifically, commencing on August 1, 2008 and continuing for as long as RAIT requires you to work in the United Kingdom, RAIT will provide you with a monthly cash payment equal to $5,500 per month. This monthly amount is in addition to your other compensation from RAIT and is intended to compensate you for the costs associated with your renting an apartment in the United Kingdom while you are working for RAIT. RAIT will pay to you a one-time lump sum cash payment equal to $66,000, which shall be paid to you within 30 days from the date of this letter agreement, associated with apartment rent you paid in the United Kingdom up to and through July 31, 2008.

In addition, since your position with RAIT will require you to spend a significant portion of your time working in the United Kingdom and this is expected to continue for more than one year, the United States and United Kingdom will seek to tax you on your employment income as well as the overbase allowances (such as housing) that you receive. This arrangement will likely put you in a position where your total global tax liability will exceed what you are accustomed to paying in the United States for Federal, State and local taxes. This excess liability is attributable to the higher United Kingdom tax rate as compared to the United States top marginal rate as well as the tax incurred on your overbase allowances. You will also incur double taxation of income because the State of New York will not offer a credit for taxes paid to the United Kingdom. As a result, RAIT has agreed to protect you against any additional income taxes you will be liable for due to your work arrangement between the United States and the United Kingdom (including the 2007 fiscal year). As a result of this tax protection agreement, you will be reimbursed for any excess income taxes that are incurred as a direct result of your agreed work arrangement with RAIT in the United Kingdom. You will be responsible for the same tax liability as if you continued to live and work only in the United States (Federal, State, and local taxes). In connection with this, RAIT will retain, at RAIT’s cost, a reputable accounting firm to assist you with the preparation of your United States and United Kingdom tax filing requirements and also to assist with the appropriate calculations to determine any reimbursements from RAIT.

This letter agreement is intended to comply with the applicable requirements of section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and its corresponding regulations and related guidance with respect to all amounts subject to such requirements, and shall be administered in accordance with such requirements with respect to those amounts that are subject to such requirements. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. To the extent that any provision of this letter agreement would cause a conflict with the requirements of section 409A of the Code, or would cause the payment under this letter agreement to fail to satisfy the requirements of section 409A, such term shall be deemed null and void to the extent permitted by applicable law. For purposes of section 409A of the Code, each payment made under this letter agreement shall be treated as a separate payment and the right to a series of installment payments shall be treated as the right to a series of separate payments. In no event may you, directly or indirectly, designate the calendar year of payment. All reimbursements provided under this letter agreement shall be made or provided in accordance with the requirements of section 409A of the Code and its corresponding regulations.

Your Employment Agreement with RAIT, dated as of June 8, 2006, will continue in accordance with its terms, as supplemented by this letter agreement for the period while you are employed by RAIT in the United Kingdom. All amounts payable to you under this letter agreement shall be subject to applicable tax withholding requirements, and RAIT may withhold from any amounts payable to you under this letter agreement all amounts that RAIT is required to withhold with respect to such payments. You are solely responsible for the payment of all individual tax liabilities relating to the amounts payable to you under this letter agreement. The amounts payable to you under this letter agreement are not intended to be included in your compensation for purposes of determining your level of benefits under any RAIT employee benefit program.

If you agree with the terms set forth in this letter agreement as it relates to your employment with RAIT while you are in the United Kingdom, please execute this letter agreement where indicated below and return it to me, no later than August 8, 2008.

Please call me with any questions.

Sincerely,

/s/ Raphael Licht
Raphael Licht
Chief Administrative Officer, Chief Legal Officer and Secretary

I hereby agree that the terms set forth in this letter agreement reflect my entire understanding and agreement with RAIT as to the additional benefits that will be provided to me while I am employed by RAIT in the United Kingdom.

/s/ Plamen M. Mitrikov Plamen M. Mitrikov

Date: as of August 8, 2008